Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE DELIVERY OF THE M/V

‘ADONIS’ TO ITS NEW OWNERS AND COMPLETION OF THE SIX LNG CARRIERS

(‘LNGC’) ACQUISITION PROGRAM

ATHENS, GREECE – 12/16/2021 — Capital Product Partners L.P. (NASDAQ: CPLP) today announced that the M/V ‘Adonis’ (115,145 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) was delivered to its new owners on December 13, 2021, generating gross proceeds from the sale of approximately $49.3 million after repaying outstanding debt.

In addition, the Partnership took delivery of the ‘Aristidis I’ (174,000 CBM, latest generation X-DF LNG carrier built 2021, Hyundai Heavy Industries Co., Ltd), the last vessel of the six LNGCs acquisition program previously announced. The acquisition was financed with $82.0 million cash at hand and the assumption of $123.0 million of debt.

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are very pleased to have completed this substantial investment, amounting to more than $1.2 billion, in six latest generation LNGCs with long term employment in place. We believe that this transaction is highly transformative for the Partnership across all metrics and positions us firmly in the LNG market. The LNG market is supported by positive long-term fundamentals, as both natural gas and LNG are expected to play a key role in the energy transition to net zero and as such, we are excited to be growing in this segment at an opportune moment.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 21 vessels, including 11 Neo-Panamax container vessels, three Panamax container vessels, one Capesize bulk carrier and six LNG carriers.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.